EXHIBIT 21.1

LIST OF SUBSIDIARIES OF SIMPLETECH, INC.

Name	Jurisdiction
S.T.I., LLC	California
SimpleTech Europe	Scotland
STEC, Inc.	California
SimpleTech Europe, BV	Netherlands
SimpleTech Global Limited	Cayman Islands
SimpleTech Cayman Limited	Cayman Islands
SimpleTech Hong Kong Limited	Hong Kong
Memtech SSD, Corporation	California